Exhibit 99.1

GALMED PHARMACEUTICALS LTD.

16 Tiomkin St.

Tel Aviv 6578317, Israel

July 19, 2018

Dear Shareholder:

You are cordially invited to attend an Annual General Meeting of Shareholders of Galmed Pharmaceuticals Ltd. (the “Company”) to be held at 5:00 p.m., Israel time, on Thursday, August 30, 2018, at the offices of the Company at 16 Tiomkin St., Tel Aviv 6578317, Israel (the “Meeting”).

You will be asked at this Meeting to take action on the matters set forth in the attached Notice of the Annual General Meeting of Shareholders. The Company’s board of directors is recommending that you vote “FOR” all of the Proposals on the agenda, each as specified in the enclosed Proxy Statement.

A discussion period will be provided at the Meeting for questions and comments of general interest to shareholders.

We look forward to personally greeting those shareholders who are able to be present at the Meeting. If you do plan to attend, we ask that you bring with you some form of personal identification and verification of your status as a shareholder as of the close of trading on Tuesday, July 24, 2018, the record date for the Meeting. However, whether or not you will be with us at the Meeting, it is important that your shares be represented. Accordingly, you are requested to complete, date, sign and mail the enclosed proxy in the envelope provided at your earliest convenience in any event so as to be received by the Company in a timely manner as discussed in the enclosed Proxy Statement.

Thank you for your cooperation.

Very truly yours,

Allen Baharaff
President and Chief Executive Officer

GALMED PHARMACEUTICALS LTD.

16 Tiomkin St.

Tel Aviv 6578317, Israel

PROXY STATEMENT

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on August 30, 2018

This Proxy Statement is being solicited by the board of directors (the “Board”) of Galmed Pharmaceuticals Ltd. (the “Company” or “Galmed”) for use at the Annual General Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company at 16 Tiomkin St., Tel Aviv 6578317, Israel on Thursday, August 30, 2018, at 5:00 p.m. (Israel time), or at any postponement or adjournment thereof.

The agenda for the Meeting is to consider the approval of the following:

1.	To re-elect Mr. Shmuel Nir as a Class I director to serve as a member of the Board until the annual general meeting to be held in 2021 and to ratify and approve his compensation terms;

2.	To re-elect Dr. Carol L. Brosgart as a Class I director to serve as a member of the Board until the annual general meeting to be held in 2021;

3.	To approve an annual cash bonus and related objectives and terms thereof for 2018, for the Company’s president and chief executive officer Mr. Allen Baharaff;

4.	To approve an increase of the number of shares available for issuance under the Company’s 2013 Incentive Share Option Plan;

5.	To approve the grant of options to purchase ordinary shares to the Company’s president and chief executive officer, Mr. Allen Baharaff;

6.	To approve the grant of options to purchase ordinary shares to the Company’s non-management directors; and

7.	To reappoint Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu Limited, as the Company’s independent registered public accounting firm until the 2019 annual general meeting of shareholders.

In addition, shareholders at the Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal year ended December 31, 2017.

The Company is not currently aware of any other matters to be presented at the Meeting. If other matters properly come before the Meeting, it is the intention of the persons designated as proxies to vote in accordance with their judgment on such matters.

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Record Date; Entitlement to Vote

The record date for determining shareholders entitled to notice of, and to vote at, the Meeting has been established as of the close of trading on the Nasdaq Capital Market on Tuesday, July 24, 2018 (the “Record Date”).

As of July 15, 2018, the Company had outstanding 20,914,003 ordinary shares, par value of 0.01 New Israeli Shekels per share, each of which is entitled to one vote upon the matters to be presented at the Meeting.

Quorum

Two or more shareholders, present in person, by proxy or by proxy card, and holding shares conferring in the aggregate more than 33.33% of the voting power of the Company on the Record Date, shall constitute a quorum at the Meeting. Should no quorum be present within half an hour from the time set for the Meeting, the Meeting shall be adjourned to Tuesday, September 4, 2018, at the same time and place. No further notice will be given or publicized with respect to such adjourned meeting. If at such adjourned meeting a quorum is not present within half an hour from the time stated for such meeting, any two shareholders present in person, by proxy or by proxy card, shall constitute a quorum, even if, between them, they represent shares conferring 33.33% or less of the voting power of the Company on the Record Date.

Joint holders of shares should take note that, pursuant to Article 64 of the Company’s amended and restated articles of association, the vote of the senior holder who tenders a vote, in person, by proxy or by proxy card, will be accepted to the exclusion of the vote(s) of the other joint holder(s), and for this purpose seniority will be determined by the order in which the names appear in the Company’s shareholder register.

Required Vote and Voting Procedures

The affirmative vote of the ordinary shares participating and voting at the Meeting, in person, by proxy or by proxy card is required to adopt each of the Proposals to be presented at the Meeting.

The approval of each of Proposals 3 and 5 is also subject to the fulfillment of one of the following additional voting requirements:

(i)	the majority of the shares voted at the Meeting in favor of the Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the Proposal; or

(ii)	the total number of shares of the shareholders mentioned in clause (i) above voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company.

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Please note:

Pursuant to the Israeli Companies Law, 5759-1999, as amended (the “Companies Law”), in order for your vote to be counted with respect to Proposals 3 and 5, you must indicate on your proxy or proxy card, or inform the Company at the Meeting and prior to voting thereon, (i) whether you are a controlling shareholder of the Company or (ii) if you or any of the following persons have a personal interest in the approval of the relevant matters on the agenda:

•	your spouse, siblings, parents, grandparents, descendants, spouse’s descendants, siblings or parents or the spouses of any of these people (a “Relative”);

•	any entity in which you or a Relative of yours hold 5% or more of such entity’s outstanding shares or voting rights;

•	any entity in which you or a Relative of yours is a director or general manager, or in which you or a Relative of yours have the power to appoint one or more directors or the general manager; and

•	a person voting under a proxy given by you.

If you do not state whether you are a controlling shareholder or have personal interest your shares will not be voted for Proposals 3 and 5.

To be counted, a duly executed proxy or proxy card must be received by the Company prior to the Meeting. An instrument appointing a proxy or a proxy card shall be in writing in a form approved by the Board and shall be delivered to the Company at its registered offices at 16 Tiomkin St. 4th floor, Tel Aviv, Israel 6578317, Attention: Yael Hollander, Adv., or at the offices of the Company’s transfer agent, VStock Transfer LLC, at 18 Lafayette Place, Woodmere, New York 11598, not less than four (4) hours before the time scheduled for the Meeting or adjourned meeting or presented to the chairperson of the Meeting at the Meeting. Shares represented by proxies and proxy cards received after the times specified above will not be counted as present at the Meeting and thus will not be voted.

If you hold your shares in “street name,” then you received this proxy statement from the broker, bank or other nominee, along with the nominee’s voting instruction form which includes instructions on how to vote your shares at the Meeting. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or other nominee that holds your shares directly, giving you the right to vote the shares at the Meeting.

Shareholders may revoke the authority granted by their execution of a proxy or a proxy card at any time before the effective exercise thereof by voting in person at the Meeting or by either written notice of such revocation or later-dated proxy or proxy card, in each case delivered either to the Company or to the Company’s transfer agent at the addresses stated above not less than four (4) hours before the time scheduled for the Meeting or adjourned meeting or presented to the Chairman of the Meeting at the Meeting. If you hold shares in “street name” you must contact your bank, broker or other nominee to revoke any prior voting instructions.

Ordinary shares represented by executed and unrevoked proxies will be voted in the manner instructed by the executing shareholder, or if no specific instructions are given, will be voted FOR the Proposals set forth in the Notice of Annual General Meeting of Shareholders, other than for Proposals 3 and 5.

If you are a record holder of shares, to vote via the internet, please follow the instructions indicated on the proxy card.

Position Statements

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting to the Company’s offices, 16 Tiomkin St., Tel Aviv 6578317, Israel, Attention: Yael Hollander, Vice President, Legal Affairs and Strategy, or by facsimile to +972-3-6938447, no later than Monday, August 20, 2018.

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Meeting Agenda

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company holding at least one percent of the outstanding voting rights of the Company may submit to the Company a proposed additional agenda item for the Meeting, to the Company’s offices, 16 Tiomkin St., Tel Aviv 6578317, Israel, Attention: Yael Hollander, Vice President, Legal Affairs and Strategy, or by facsimile to +972-3-6938447, no later than Thursday, July 26, 2018. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than Thursday, August 2, 2018, which will be furnished to the U.S. Securities and Exchange Commission (the “SEC”) on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov.

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COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

For information regarding compensation granted to our five most highly compensated Office Holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2017, please see Item 6 B. of our annual report on Form 20-F filed with the SEC on March 13, 2018, and accessible through the Company’s website at http://galmedpharma.com/ or through the SEC’s website www.sec.gov.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our outstanding Ordinary Shares as of the date indicated below, by our directors and executive officers, individually and as a group and each person who we know beneficially owns 5% or more of the outstanding ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to ordinary shares. Ordinary Shares issuable under share options, warrants or other conversion rights currently exercisable or that are exercisable within 60 days of July 15, 2018, are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options, warrants or other conversion rights, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Percentage ownership information is based on 20,914,003 Ordinary Shares issued and outstanding as of July 15, 2018.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares.

Beneficial Owners	Number of Ordinary Shares Beneficially Owned	Percent of Ownership
Directors and Executive Officers
Allen Baharaff (1)	4,023,737	18.7%
Chaim Hurvitz (2)	1,043,911	5.0%
Prof. Ran Oren (3)	92,902	*
Shmuel Nir (4)	82,208	*
William Marth (5)	64,157	*
Tali Yaron-Eldar (6)	32,187	*
Dr. David Sidransky (6)	32,187	*
Yael Hollander (7)	23,577	*
Guy Nehemya (7)	23.577	*
Yohai Stenzler (8)	20,077	*
Dr. Carol L. Brosgart (3)	20,000	*
Dr. Tali Gorfine (3)	15,000	*
Dr. Liat Hayardeny (3)	15,000	*
All directors and executive officers as a group (13 persons)(9)(10)	5,488,520	25.7%
More than 5% Shareholders
BVF Partners LP (11)	2,761,567	12.6%
683 Capital Partners, LP (12)	1,350,000	6.5%

•	Less than 1%.

(1)	Consists of (i) 3,420,822 ordinary shares, of which 3,416,822 are held through G. Yarom Medical Research Ltd., a company incorporated under the laws of the State of Israel, of which Mr. Baharaff is the controlling shareholder and the chairman of its board of directors and 4,000 ordinary shares held by Mr. Baharaff, which were purchased in the open market; and (ii) options to purchase 602,915 ordinary shares that are currently exercisable within 60 days of July 15, 2018. Of the 4,023,738 ordinary shares, Mr. Baharaff exercises sole voting and dispositive power over 606,915 ordinary shares and shared voting and dispositive power with G. Yaron Medical Research Ltd. over 3,416,822 shares.

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(2)	Consists of (i) 1,016,828 ordinary shares, of which 788,524 ordinary shares are held through Shirat HaChaim Ltd., a company incorporated under the laws of the State of Israel, of which Mr. Hurvitz is the controlling shareholder, president, chief executive officer and the chairman of its board of directors; (ii) 227,835 ordinary shares held by Mr. Chaim Hurwitz; (iii) 27,083 ordinary shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days of July 15, 2018; and (iv) 469 ordinary shares issuable upon the vesting of restricted stock units that are currently vested or will vest within 60 as of July 15, 2018.

(3)	Represents ordinary shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days as of July 15, 2018.

(4)	Consists of (i) 45,656 ordinary shares, of which 41,438 ordinary shares are held through Tushia Consulting Engineers Ltd., of which Shmuel Nir is its controlling shareholder and 4,218 ordinary shares held by Mr. Nir; (ii) 36,083 ordinary shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days as of July 15, 2018; and (iii) 469 ordinary shares issuable upon the vesting of restricted stock units that are currently vested or will vest within 60 as of July 15, 2018.

(5)	Consists of (i) 19,022 ordinary shares held by Mr. Marth; (ii) 44,666 ordinary shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days as of July 15, 2018; and (iii) 469 ordinary shares issuable upon the vesting of restricted stock units that are currently vested or will vest within 60 as of July 15, 2018.

(6)	Consists of (i) 4,218 ordinary shares held by the referenced person; (ii) 27,500 ordinary shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days as of July 15, 2018; and (iii) 469 ordinary shares issuable upon the vesting of restricted stock units that are currently vested or will vest within 60 as of July 15, 2018.

(7)	Consists of (i) 3,515 ordinary shares held by the referenced person; and (ii) 20,062 ordinary shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days as of July 15, 2018.

(8)	Consists of (i) 3,515 ordinary shares held by Mr. Stenzler; and (ii) 16,562 ordinary shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days as of July 15, 2018.

(9)	All included options are exercisable as of, or will become exercisable within 60 days as of, July 15, 2018.

(10)	Consists of: (i) 4,520,840 ordinary shares and options to purchase, (ii) 965,335 ordinary shares, which are currently exercisable or will become exercisable within 60 days of July 15, 2018, and (iii) 2,345 ordinary shares issuable upon the vesting of restricted stock units that are currently vested or will vest within 60 as of July 15, 2018.

(11)	Based on information provided to us, the ordinary shares beneficially owned consist of: (i) 862,510 ordinary shares and warrants to purchase 478,789 ordinary shares held by Biotechnology Value Fund, L.P. (“BVF”), (ii) 594,384 ordinary shares and warrants to purchase 319,764 ordinary shares held by Biotechnology Value Fund II, L.P.(“BVF2”), (iii) 135,355 ordinary shares and warrants to purchase 86,097 ordinary shares held by Biotechnology Value Trading Fund OS LP (“Trading Fund OS”), and (iv) 169,318 ordinary shares and warrants to purchase up to 115,350 ordinary share held by through certain Partners’ (as defined below) managed accounts. BVF Partners OS Ltd. (“Partners OS”) is the general manager of Trading Fund OS. BVF Partners L.P (“Partners”) is the general partner of BVF and BVF2, the investment manager of Trading Fund OS and the sole member of Partner OS. BVF Inc. is the general partner of BVF Partners L.P. Mr. Mark N. Lampert is a director and officer of BVF Inc. The address of each of BVF, BVF2, Partners, BVF Inc. and Mr. N. Lampert is 44 Montgomery, Suite 4000 San Francisco, California 94104. The address of each of Trading Fund OS and Partners OS is PO Box 309 Ugland House Grand Cayman, KY1-1104 Cayman Island.

(12)	Based solely on Schedule 13G/A filled with the SEC on June 22, 2018, the ordinary shares beneficially owned consist of 1,350,000 ordinary shares directly held by 683 Capital Partners, LP. 683 Capital Management, LLC., in its capacity of the investment advisor of 683 Capital Partners, LP, may be deemed the beneficially owner of the ordinary shares held by 683 Capital Partners, LP. Ari Zweiman, as the Managing Member of 683 Capital Management, LLC, may be deemed to have beneficially owned the ordinary shares beneficially owned by 683 Capital Management, LLC. The principal address of each of the foregoing is 3 Columbus Circle, Suite 2205, New York, NY 10019.

This table is based upon information supplied by officers and directors and is believed to be accurate. Except as indicated in footnotes to this table, we believe that the shareholders named in this table have sole voting and investment power with respect to all shares shown to be beneficially owned by them, based on information provided to us by such shareholders. Unless otherwise noted below, each shareholder’s address is: c/o Galmed Pharmaceuticals Ltd., 16 Tiomkin St., Tel Aviv, Israel 6578317.

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PROPOSAL 1 and 2

REELECTION of class I directorS

Membership of the Board

Under our amended and restated articles of association (the “Articles”), the Board consists of three classes of directors (not including the two external directors, each of whom is not part of any class) which are appointed for fixed terms of office in accordance with the Companies Law and our Articles. Directors so elected cannot be removed from office by the shareholders until the expiration of their term of office. The directors do not receive any benefits upon the expiration of their term of office.

The three classes of directors are Class I directors, Class II directors and Class III directors. The term of the Class I directors will expire at the Meeting; the term of the Class II directors will expire at the annual general meeting of shareholders to be held in 2019; and the term of the Class III Directors will expire at the annual general meeting of shareholders to be held in 2020.

Our Articles provide that the minimum number of members of the Board is three (3) and the maximum number is eleven (11). The Board presently comprises of eight members, two of whom are external directors.

Under the Companies Law, a nominee for service as a director in a public company may not be elected without submitting a declaration to the Company, prior to election, specifying that he or she has the requisite qualifications to serve as a director, independent director or external director, as applicable, and the ability to devote the appropriate time to performing his or her duties as such. A director who ceases to meet the statutory requirements must notify the Company to that effect immediately and his or her service as a director will expire upon submission of such notice.

Director Compensation

If elected, Ms. Carol L. Brosgart will be entitled to receive an annual fee in the amount of $40,000 plus VAT, payable on a quarterly basis at the end of each quarter.

If elected, Mr. Shmuel Nir shall be entitled to receive an annual fee in the amount of $50,000 plus VAT, payable on a quarterly basis at the end of each quarter, which is the same compensation to which an expert external director under the Companies Law is entitled, and it is proposed to ratify his compensation terms effective as of date of the annual general meeting held in 2017.

If elected, each of Ms. Brosgart and Mr. Nir director will also be entitled to the same directors’ and officers’ liability insurance coverage and indemnification and exculpation arrangements available to all officers and directors of the Company.

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Election of Directors

At the Meeting shareholders are requested:

(i)	to re-elect Mr. Shmuel Nir as a Class I director to serve as a member of the Board until the annual general meeting to be held in 2021 and when his successor has been duly elected and to approve and ratify his compensation terms.

(ii)	to re-elect Dr. Carol L. Brosgart as a Class I director to serve as a member of the Board until the annual general meeting to be held in 2021 and when her successor has been duly elected.

The Board affirmatively determined that Mr. Shmuel Nir and Dr. Carol L. Brosgart are independent under the Nasdaq Capital Market independence standards.

Below is the biographical information for each director nominated for re-election nominated by our Board:

Shmuel Nir, a director of the Company since 2007, serves as President and Chief Executive Officer of Tushia Consulting Engineers Ltd., an investment and management services company. From January 2001 to January 2016, Mr. Nir served as Chairman of the board of directors of Matan Digital Printers Ltd. From March 1998 to January 2008, he served as President and Chief Executive Officer of Macpell Industries Ltd., a leading industrial group. Between January 1991 and March 1998, Mr. Nir was an Executive Vice President of Operations at Macpell Industries Ltd. and President and Chief Executive Officer of two of its subsidiaries, New Net Industries Ltd. and New Net Assets Ltd. Prior to January 1991, Mr. Nir had held various positions with Intel Corporation in Jerusalem, Israel and Tefen Management Consulting. Between 1999 and 2006, Mr. Nir served as managing partner at Spring Venture Capital Fund. Mr. Nir holds a B.Sc. in Industrial Engineering and Management from the Technion - Israel Institute of Technology in Haifa, which was awarded in 1989.

Carol L. Brosgart, M.D. joined our Board on June 2017. Dr. Brosgart served as a member of Tobira Therapeutics’s Board of Directors from 2009 until it was acquired by Allergan in 2016. She is currently a member of the NASH council of Allergan and a consultant to a number of biotechnology companies in the areas of liver disease and infectious disease. Dr. Brosgart currently serves on the Steering Committee of the National Viral Hepatitis Roundtable, the Executive Committee of the Forum for Collaborative Research, and the Steering Committee of the HBV Cure Group at the Forum as well as on the boards and committees of several other not-for-profit health organizations. She is active in the public policy arena for AASLD and IDSA/HIVMA. Dr. Brosgart served as Senior Advisor on Science and Policy to the Division of Viral Hepatitis, Centers for Disease Control, US Health and Human Services from 2011 to 2013. For the past three decades, Dr. Brosgart has also served as a member on the faculty of the School of Medicine at the University of California, San Francisco where she is currently Clinical Professor of Medicine, Biostatistics and Epidemiology in the Division of Global Health and Infectious Diseases. During 2011, Dr. Brosgart served as Chief Medical Officer at biotechnology company Alios BioPharma, Inc. Prior to Alios, Dr. Brosgart served as Senior Vice President and Chief Medical Officer of Children’s Hospital & Research Center in Oakland, California, from 2009 until February 2011. Previously, she served for eleven years, from 1998 until 2009, at the biopharmaceutical company, Gilead Sciences, Inc., where she held a number of senior management roles, most recently as Vice President, Public Health and Policy and earlier as Vice President, Clinical Research and Vice President, Medical Affairs and Global Medical Director, Hepatitis. She led the clinical development of a number of agents at Gilead, including Viread and Hepsera. Prior to Gilead, Dr. Brosgart worked for more than 20 years in clinical care, research and teaching at several Bay Area medical centers. She was the founder and Medical Director of the East Bay AIDS Center at Alta Bates Medical Center in Berkeley, California, from 1987 until 1998 and served as the Medical Director of Central Health Center, Oakland, California, of the Alameda County Health Care Services Agency. She is a board member of Abivax, and Chair of the Scientific Advisory Board for ContraVir Pharmaceuticals. Dr. Brosgart received a B.S. in Community Medicine from the University of California, Berkeley and received an M.D. from the University of California, San Francisco. Her residency training was in pediatrics, public health and preventive medicine at UCSF and UC Berkeley School of Public Health. She has published extensively in the areas of HIV, HBV, CMV, and liver disease.

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It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, to re-elect Mr. Shmuel Nir as a Class I director to serve as a members of the Board until the close of the annual general meeting to be held in 2021 and when his successor has been duly elected, and to ratify and approve his compensation terms as detailed in the Proxy Statement, dated July 19, 2018.”

“RESOLVED, to re-elect Dr. Carol L. Brosgart as a Class I director, to serve as a member of the Board until the close of the annual general meeting to be held in 2021 and when her successor has been duly elected.”

The Board recommends that the shareholders vote “FOR” the proposed resolution.

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PROPOSAL 3

ANNUAL CASH BONUS AND RELATED OBJECTIVES

AND TERMS THEREOF FOR 2018 FOR MR. ALLEN BAHARAFF,

THE PRESIDENT AND CHIEF EXECUTIVE OFFICER OF THE COMPANY

Annual cash bonuses are intended to promote the Company’s work plan and business strategy by rewarding officers for the achievement of the Company’s business and financial goals through team work and collaboration.

Consistent with the Company’s compensation policy, which was adopted by the Company’s shareholders on June 7, 2017 (the “Compensation Policy”), and subject to the limitations set forth therein, the Company may determine with respect to each year, the target and maximum annual cash bonuses as well as the related objectives and related weights, including applicable thresholds and the formula for calculating the annual cash bonuses to be granted to the Company’s president and chief executive officer. Taking into account numerous factors, including the provisions of the proposed compensation policy and other relevant information and materials presented to them, the Company’s remuneration committee (“Remuneration Committee”) and Board have approved, and are recommending that the shareholders approve, the following annual bonus for 2018 and related objectives and terms including therein for the Company’s president and chief executive officer, Mr. Allen Baharaff.

At the meeting shareholders are requested to approve the below annual cash bonus and related objectives and terms thereof for 2018 for Mr. Allen Baharaff, the president and chief executive officer of the company.

Maximum annual bonus

The maximum annual bonus that may be granted to Mr. Baharaff is based on the same formula as determined for other office holders of the Company as set forth in the Compensation Policy.

Eligibility

Mr. Baharaff would be eligible to receive an annual cash bonus for the year 2018, without the need for further shareholder approval, subject to the following: (i) continuous employment of Mr. Baharaff as the Company’s president and chief executive officer through December 31, 2018; (ii) achievement of the specific objectives using the pre-defined key performance indicators described below; (iii) the limitations of our Compensation Policy and applicable law; and (iv) all other terms of the bonus plan as set forth below.

Minimum Threshold

Mr. Baharaff’s annual cash bonus would be subject to the Company having cash and cash equivalents and marketable securities of at least $12,000,000 as of December 31, 2018.

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Objectives

The objectives for Mr. Baharaff’s annual cash bonus for 2018 would be divided into the following categories (“Achievements of Objectives”):

Weight	Goal	Objective	% Achievement of Objectives
25%	Clinical Execution

-      Maintain dropout rate in the Company’s ARREST clinical study below 12%

-      100% of the patients eligible for visit week 52:

(1) have performed the MRI scan by March 1, 2018; and

(2) have performed the biopsy scan by March 15, 2018.

-      All clinical data is entered after quality assurance to the electronic data capture (EDC) by May 31, 2018, and data lock up by June 4, 2018.

Completion in full will be considered achievement of this objective.

10%	Clinical Execution	- Complete Phase IIb meeting with FDA by December 31, 2018. - Initiation of drug drug interaction (DDI) with statins clinical study by September 1, 2018.	Completion in full will be considered achievement of this objective.

35%	Life Cycle Management (each goal, if achieved, shall be equal to 50% of this objective)	- Identify and complete proof of concept (PoC) in-vivo studies in at least one (1) new molecule by December 31, 2018.	Completion in full will be considered achievement of this objective.
		- Identify and complete PoC in-vivo studies in at least one (1) new combination API with Aramchol by December 31, 2018.	Completion in full will be considered achievement of this objective.

20%	Financing	- Complete a transaction with $10,000,000 proceeds to the Company by December 31, 2018.	Less than $8,000,000 = 0% $8,000,000 up to $10,000,000 (not including) = 80% $10,000,000 = 100% More than $12,000,000 = 120%

10%	Business Development	- Closing of at least one license agreement or other strategic agreement by December 31, 2018.	Closing of one license agreement or other strategic agreement by year end = 100% Closing of two or more license agreements or other strategic agreements by year end = 120%

Payout formula

Mr. Baharaff would be paid the annual bonus according to the following formula:

Six (6) * Mr. Baharraff’s Base Salary * Achievement of Objectives = Payout

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It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, to approve an annual cash bonus and related objectives and terms thereof for 2018 for Mr. Allen Baharaff, the President and Chief Executive Officer of the Company, as described in the Proxy Statement, dated July 19, 2018.”

The Board recommends that the shareholders vote “FOR” the proposed resolution.

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PROPOSAL 4

INCREASE IN THE NUMBER OF SHARES AVAILABLE FOR ISSUANCE UNDER
THE COMPANY’S 2013 INCENTIVE SHARE OPTION PLAN

We maintain one equity-based incentive plan, our 2013 Incentive Share Option Plan (the “2013 Plan”), which was adopted by the Board on September 2, 2013, and approved by our shareholders on December 30, 2013. The 2013 Plan will expire on September 2, 2023.

The 2013 Plan provides for the grant of options to purchase ordinary shares and the issuance of restricted shares to our and our affiliates’ respective directors, employees, office holders, service providers and consultants. Our 2013 Plan provides for such equity-based compensation under various and different tax regimes.

As of July 15, 2018, 1,973,848 ordinary shares were either subject to outstanding equity awards granted or available for grant under the 2013 Plan, of which: (i) 1,805,188 were subject to outstanding options and RSU's; and (ii) 168,660 remained available for future equity awards pursuant to the 2013 Plan.

At the meeting shareholders are requested to approve the increase in the number of shares available for issuance under the 2013 Plan.

Our Board, following the recommendation of our Remuneration Committee, approved, and is recommending that our shareholders approve, to authorize and reserve additional 1,250,000 ordinary shares for purposes of and for future issuance under the 2013 Plan, such that the aggregate ordinary shares under 2013 Plan subject to outstanding equity awards granted or available for future grant will be 3,223,848.

The Company believes that the proposed increase is necessary for the Company to be able to attract and retain executive officers, employees, directors and consultants. In addition, the increase of the number of ordinary shares authorized for issuance under the Plan is required in order to allow the grants under Proposals 5 and 6.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to authorize and reserve for purposes of and for issuance under the Company’s 2013 Plan by additional 1,250,000 ordinary shares.”

The Board recommends that the shareholders vote “FOR” the proposed resolution.

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PROPOSAL 5

GRANT OF OPTIONS TO PURCHASE ORDINARY SHARES TO THE COMPANY’S
PRESIDENT AND CHIEF EXECUTIVE OFFICER, MR. ALLEN BAHARAFF

At the meeting shareholders are requested to approve the grant of options to the Company’s president and chief executive officer, Mr. Allen Baharaff.

Under the Companies Law, arrangements regarding the compensation of a chief executive officer or a director in a public company, including compensation relating to any other position in the company held by the director, require the approval of the company’s remuneration committee, board of directors and shareholders, in that order. Mr. Allen Baharaff serves as both our president and chief executive officer and as our director. The grant of options to our president and chief executive officer, as described below, has been approved by our Remuneration Committee and Board, and, in accordance with the Companies Law, requires approval by our shareholders.

Our Remuneration Committee and Board approved the grant of options described below as they believe that, together with the current terms of Mr. Baharaff’s compensation, it would serve as an appropriate long-term retention and performance incentive and advance the objectives of the Company, including its long-term strategy. In approving the grant of options, our independent Remuneration Committee and Board considered various factors, including among others: (i) the current terms of Mr. Baharaff’s compensation and (ii) the financial and business results of the Company, and (iii) Mr. Baharaff’s leading role in the Company’s leadership as well in the success achieved by the Company during his leadership, in terms of success in clinical trials and capital raising.

Consistent with the Compensation Policy, and taking into account numerous factors, including the provisions of the Compensation Policy and other relevant information and materials presented to them, our Board, following the recommendation of our Remuneration Committee, approved, and is recommending that the shareholders approve, the grant of equity awards to Company’s president and chief executive officer, Mr. Baharaff, options to purchase 220,000 ordinary shares. The Options’ exercise price will be equal $11.56 per share (which was the closing price at the last trading day preceding the Board’s meeting on July 10, 2018). As of such date, the value of the proposed award to Mr. Allen Baharaff, calculated in accordance with the Black & Scholes option pricing model at the vesting commencement date, was $1.95 million.

When considering this Proposal, the Remuneration Committee and the Board has each reviewed an internally performed benchmark comparison and considered market trends in similar companies.

If approved, the Options will be granted under the 2013 Plan and vest over a period of four (4) years, such that 25% of the options would vest upon the lapse of 12 months following the date of Board approval, and thereafter the remainder of the options shall vest on an equal quarterly basis, provided that Mr. Baharaff remains continuously a service provider of the Company or its affiliates throughout each such vesting date. The grant is subject to the execution of an appropriate option agreement with the Company, confirming the terms and conditions applying to the grant. The Options will expire on July 9, 2028. Further, the Options will be granted in accordance with Section 3(i) of the Income Tax Ordinance (New Version), 5721-1961 (the “Income Tax Ordinance”).

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It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, to approve, subject to the approval of Proposal 4, the grant to Mr. Allen Baharaff of options to purchase 220,000 ordinary shares, as described in the Proxy Statement, dated July 19, 2018.”

The Board recommends that the shareholders vote “FOR” the proposed resolutions.

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PROPOSAL 6

GRANT OF OPTIONS TO PURCHASE ORDINARY SHARES

TO NON-MANAGEMENT DIRECTORS

Pursuant to our Compensation Policy, it is our philosophy to provide fair and reasonable compensation to our directors, taking into account, among others, our business environment, size and nature of operations. With respect to their services as Board members, each director, either a management director or a non-management director, an external director or an independent director, is entitled to receive the same compensation for his or her services as a member of the Board and its committees.

This Proposal 6 is intended to approve only the equity awards to our non-management directors, and the proposed equity awards to Mr. Allen Baharaff is set forth under Proposal 5 above.

Accordingly, at the Meeting, shareholders will be requested to approve a grant of options to purchase 30,000 ordinary shares to each of Chaim Hurvitz, Shmuel Nir, William Marth, Tali Yaron-Eldar, Ran Oren, Carole Brosgard and David Sidransky, at an exercise price equal to $11.56 per share (which was the last trading day price preceding the Board’s meeting on July 10, 2018 (the “Director Options”). As of such date, the aggregate value of the proposed awards to non-management directors, calculated in accordance with the Black & Scholes option pricing model at the vesting commencement date, was $1.87 million.

The Director Options would be granted under the 2013 Plan and would vest over a period of four (4) years, such that 25% of the options would vest upon the lapse of 12 months following the date of Board’s approval, and thereafter the remainder of the options shall vest on an equally quarterly basis, provided that each non-management directors remains continuously a director of the Company or its affiliates throughout each such vesting date. The grant is subject to the execution by each director of an appropriate option agreement with the Company confirming the terms and conditions applying to the grant.

The Director Options will expire on July 10, 2028. The grant to the Israeli grantees shall be granted through a trustee, pursuant to the capital gains track for tax purposes, in accordance with Section 102 of the Israeli Income Tax Ordinance.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, subject to the approval of proposal 4, to grant to each of the Company’s non-management directors options to purchase 30,000 ordinary shares of the Company, under the Company’s 2013 Plan, as described in the Proxy Statement, dated July 19, 2018.”

The Board recommends that the shareholders vote “FOR” the proposed resolution.

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PROPOSAL 7

Re-APPOINTMENT OF Auditors

At the Meeting, Brightman Almagor Zohar & Co., independent registered public accountants in Israel and a member firm of Deloitte Touche Tohmatsu Limited, will be nominated for re-appointment as the auditors of the Company for the fiscal year ending December 31, 2018, and until the 2019 annual general meeting of shareholders.

Pursuant to the provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), Israeli law and our Articles, the appointment of our independent auditors requires the approval of the shareholders of the Company following the approvals of the Board and the audit committee, and their compensation requires the approval of the Board, following approval and recommendation by the audit committee. Our Board has delegated its authority to approve the compensation of independent auditors for audit and non-audit services to our audit committee. Our audit committee and Board have reviewed, and are satisfied with, the performance of Brightman Almagor Zohar & Co., and have approved and are recommending to the shareholders to approve, their re-appointment as the Company’s independent auditors.

One of our audit committee’s main roles is to assist the Board in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing and reporting practices of the Company. The audit committee oversees the appointment, compensation, and oversight of the public accounting firm engaged to prepare or issue an audit report on the financial statements of the Company.

Our audit committee has adopted a pre-approval policy for the engagement of our independent auditors to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a list of specific audit and non-audit services in the categories of audit services, audit-related services, tax services and other services that may be performed by our independent auditors. If a type of service that is to be provided by our auditors has not received such general pre-approval, it will require specific pre-approval by our audit committee. The policy prohibits retention of our independent auditors to perform prohibited non-audit functions defined in applicable SEC rules.

In 2017, our audit committee has approved all audit-related and non-audit-related services performed by Brightman Almagor Zohar & Co. and other member firms of Deloitte Touche Tohmatsu Limited, in accordance with the procedures outlined above.

The following table provides information regarding fees paid by the Company to Brightman Almagor Zohar & Co. and other member firms of Deloitte Touche Tohmatsu Limited for all services, including audit services, for the years ended December 31, 2017 and 2016:

	2017	2016
	(US$ in thousands)
Audit Fees (1)	60	60
Audit-Related fees (2)	35	20
Tax Fees (3)	17	5
All other Fees	—	—
Total	112	85

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(1)	Includes professional services rendered in connection with the audit of our annual financial statements and the review of our interim financial statements.

(2)	Audit related services consist of services that were reasonably related to the performance of the audit or reviews of our financial statements and not included under “Audit Fees” above, including, principally, providing consents for registration statement filings.

(3)	Tax fees consist of consulting services related to a tax ruling.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the Company’s auditors, Brightman Almagor Zohar & Co., an independent registered public accountant in Israel and a member firm of Deloitte Touche Tohmatsu Limited, be, and they hereby are reappointed as auditors of the Company for the fiscal year ending December 31, 2018, and until the 2019 annual general meeting of shareholders.”

The Board recommends that the shareholders vote “FOR” the proposed resolution.

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PRESENTATION OF THE 2017 FINANCIAL STATEMENTS

The Board has approved, and is presenting to shareholders for receipt and consideration at the Meeting, the Company’s annual consolidated financial statements for the year ended December 31, 2017, which are included in the Company’s annual report on Form 20-F filed with the SEC on March 13, 2018, and accessible through the Company’s website at http://galmedpharma.com/ or through the SEC’s website www.sec.gov.

OTHER BUSINESS

Other than as set forth above, management knows of no business to be transacted at the Meeting. If any other matters are properly presented at the Meeting, ordinary shares represented by executed and unrevoked proxies will be voted by the persons named in the enclosed form of proxy upon such matters in accordance with their best judgment.

By Order of the Board of Directors,

Chaim Hurvitz
Chairman of the Board

Allen Baharaff
President and Chief Executive Officer

Tel Aviv, Israel

July 19, 2018

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